THE ATTACHED INTERIM FINANCIAL STATEMENTS FORM AN INTEGRAL PART OF THIS MANAGEMENT DISCUSSION AND ANALYSIS AND ARE HEREBY INCLUDED BY REFERENCE

Management Discussion and Analysis as of February 28, 2004

Effective March 24, 2004 the Company disposed of its interest in its wholly owned subsidiary Nettron Media Group (“NMG”). At this time the Company has no active business undertaking. The Company has been exploring business opportunities that might allow the Company to re-start commercial operations. The Company’s auditors have expressed doubt about the Company’s ability to continue as a going concern if these revenue and business plans are not achieved.

Trend Analysis

The business of the Company entails significant risks. Any analysis of the trend of the company’s activities would reveal this. And there is nothing to suggest that these trends will change.

The company’s sole activity is its search for a suitable acquisition or acquisitions that can be made and financed at prices and terms that make business sense. The acquisitions targeted will provide products and/or services to customers, they should also have the potential to be grown significantly by excellence in marketing.

World economic conditions, including the trade and budget deficits in the United States, have made the case for precious metals a compelling one. This, combined with the availability of capital for precious metals projects has expanded the acquisition search to include precious metals exploration and development opportunities.

The company has regularly been behind major trends and as a result missed them.

Nettron.Com, Inc.
Selected Financial Data [Annual]
(Expressed in Canadian Dollars)
	12 months ended March 31
	2004	2003	2002
Net Operating Revenues	$0	0	0
Loss (Income) from operations	$24,932	(81,637)	123,144
Loss (Income) from continued operations	$25,885	(82,433)	136,885
Net (Income) loss per Canadian GAAP	$23,647	(82,433)	136,885
Loss (Income) per share from continued operations	$0	(0)	0
Share capital	$2,999,420	2,999,420	2,999,420
Common shares issued	6,435,374	6,435,374	6,435,374
Weighted average shares outstanding	6,447,041	6,447,041	6,447,041
Total Assets	$2,059	18,866	24,527
Net assets (liabilities)	$(192,256)	(168,609)	(251,042)
Cash Dividends Declared per Common Shares	$0	0	0
Exchange Rates (Cdn$ to U.S.$) period average	$0.7393	0.6797	0.6388

Overview

The company‘s sole focus is on finding and completing a suitable acquisition, or suitable acquisitions. This activity is largely carried out by the directors and large shareholders at their own expense. Accordingly its revenue is insignificant and certainly not material. Results can fluctuate on the basis of postal rate increases, or reductions in courier or long distance phone rates.

The Company is a development stage company, having first begun revenue-generating activities after the June 30, 1998 acquisition of Bikestar, a bike rental company, and Arizona Outback, an adventure tour company. Together these companies offered the Company’s recreational activities and for the year ended March 31, 2001 and generated $419,486 in revenue, compared with revenue for the year ended March 31, 2000 of $226,692. Effective January 1, 2001 Arizona Outback and Bikestar were sold and the comparative financial results from the date of acquisition have been segregated and presented as discontinued operations.

Subsequent to pursuing the recreational activities, through NMG the Company focused on an interactive dating service called Cupid’s Web which was designed to serve both computer and non-computer users. During the period the Company continued to offer free memberships to Cupid’s Web in an effort to test market the service and as an incentive to build the membership base to about 15,000 members. Once the membership base reached 15,000 members, and the

Company had available the necessary working capital it expected to begin billing existing and any new members for services and to begin to actively implement its cross selling strategy to businesses. To date, no revenue has been earned from the Cupid’s Web business. Effective March 24, 2004 the Company disposed of its interest in the wholly-owned subsidiary, NMG.

As of the current date, the Company has substantially reduced its business activity, has accumulated losses totaling $3,221,615 and had a working capital deficiency of $222,196. The continuation of the Company is dependent upon the financial support of shareholders as well as obtaining long-term financing so the Company can acquire a business and recommence commercial operations.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might arise from this uncertainty.

In June of 2000 the Company entered into a Letter of Intent to acquire the Together Group of companies. The acquisition was valued at approximately US$17.5 million and was to be satisfied by a combination of the payment of cash, issuance of common shares and debt, and the assumption of certain debts of the Together Group. The acquisition would have given Nettron a significant cash flow as well as provided the tools necessary for rapid growth in the dating industry by joining the online services of Company’s Cupid’s Web operations with the ground based operations of the Together Group. The Company has born all costs involved in developing the necessary framework for the acquisition including legal and accounting professional fees, corporate finance and consulting fees and management time.

From June until late December 2000 the Company focused on developing a strategy to implement the acquisition and to plan for the integration of the Company’s operations with those of the Together Group. Simultaneously, management attempted to grow Cupid’s Web, negotiate the necessary financing to fund the Together Group acquisition, and to secure all necessary regulatory approvals of the acquisition including the onerous requirements of the Canadian Venture Exchange which had deemed the acquisition a “Change of Business” of the Company.

Due to general weakness in equity markets in the last quarter of calendar 2000 and all of calendar 2001, the Company witnessed a severe drop in interest in the “dot com” world and in equity financings in general for emerging growth companies. Nettron was caught precisely in the middle of this market meltdown.

Many attempts were made to renegotiate the terms of the Together Group acquisition but to date Nettron’s efforts to conclude the acquisition have been unsuccessful. While Nettron remains interested in an arrangement with the Together Group, the Company announced on February 18, 2002 that the transaction originally disclosed July 6, 2000 was effectively terminated.

Management is currently expending its best efforts to seek new sources of equity financing. On August 16, 2002, Nettron announced that it was attempting to market a non-brokered private placement to provide working capital to the Company.

Via private placement — Nettron will sell up to 1,000,000 shares of the company at US$0.05 each. Proceeds of the financing will be added to the Company’s working capital. Certain officers and directors, and their affiliates, may participate in the private placement.

Applicable U.S. generally accepted auditing standards would have required the Company’s auditors to include an explanatory paragraph in their Auditors’ Report on the March 31, 2004 consolidated financial statements stating that existing conditions raise substantial doubt about the Company’s ability to continue as a going concern. This doubt is due to the fact that the Company has accumulated significant losses to March 31, 2004 and there can be no assurance that management’s plans to generate funds for operations will be successful in the future. Under Canadian auditing standards no such reference to going concern is permitted in the audit opinion.

Effective July 15, 2004 M. Glen Kertz resigned as President of the Company.

Results of Operations for the Years Ended March 31, 2004 and March 31, 2003

For the years ended March 31, 2004 and March 31, 2003, the Company had a Loss from continued operations of $25,886 and Income of $136,885 from continued operations, respectively.

Internet Marketing

Until March 24, 2004, the Company continued its Internet operations with an interactive dating service called Cupid’s Web. Cupid’s Web membership drive to non-paying members commenced during November 1999. During the year the Company had no available working capital and its marketing efforts were purely passive. No revenues were earned from its Internet marketing activities for the years ended March 31, 2004 or March 31, 2003. Effective March 24, 2004 the Company disposed of its interest in the wholly-owned subsidiary, NMG.

The Company expended $24,932 versus a net recovery of expenses totaling $81,637 in 2002 for general expenses primarily related to corporate operations. The recovery of expenses relates to the extinguishment of certain accounts payable balances, which had remained unpaid for several years without any claims being made by the creditors against the Company. The expenses were composed of items related to maintaining the Company’s status as a reporting public company.

Amounts paid to of accrued to related parties for rent and management were consistent with recent historical amounts.

Other Income and Expenses

There were no reportable amounts.

Net Loss and Net Loss Per Share

The reported loss of $23,647 or $0.00 per share were consistent with historically reported amounts and include a net recorded gain of $2,236 on the discontinuance of the operations of NMG.

Fluctuations in Results

The Company’s annual operating results fluctuate, but very little.

Liquidity and Capital Resources

Since the Company is organized in Canada, the Company’s December 31, 2004 financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

As at December 31, 2004, the Company had accumulated losses totaling $3,221,615. The Company had a working capital deficit of $222,196 as at December 31, 2004. The continuation of the Company is dependent upon the continued financial support of shareholders as well as obtaining long-term financing when the company concludes an appropriate merger or acquisition agreement.

As noted, these conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustment that might arise from uncertainty. However, had the audit been conducted in accordance with U.S. generally accepted auditing standards the auditors would have reflected these concerns in their report and would have included an explanatory paragraph in their report raising concern about the Company’s ability to continue as a going concern.

As at December 31, 2004 the Company had cash and term deposits of $53 and a working capital deficit of $222,196.

Nettron.Com, Inc.
Selected Financial Data [Quarterly - unaudited]
(Expressed in Canadian Dollars)
					Quarter Ended
	12/31/2004	9/30/2004	6/30/2004	3/31/2004	12/31/2003	9/30/2003	6/30/2003	3/31/2003
Net Operating Revenues	$0	0	0	0	0	0	0	0
Loss (Income) from operations	$10,597	9,661	11,777	2,837	7,401	8,497	6,197	(107,995)
Loss (Income) from continued
operations	$10,038	9,078	9,705	2,837	7,401	8,497	6,197	(108,791)
Net (Income) loss per Canadian GAAP	$10,038	9,078	9,705	1,342	7,401	9,992	6,197	(100,368)
Loss (Income) per share from
continued operations	$0	0	0	0	0	0	0	0
Share capital	$2,999,420	2,999,420	2,999,420	2,999,420	2,999,420	2,999,420	2,999,420	2,999,420
Common shares issued	6,435,374	6,435,374	6,435,374	6,435,374	6,435,374	6,435,374	6,435,374	6,435,374
Weighted average shares outstanding	6,435,374	6,435,374	6,435,374	6,435,374	6,715,374	6,715,374	6,715,374	6,447,041
Total Assets	$926	705	5,883	2,059	9,346	12,419	17,406	18,866
Net assets (liabilities)	$222,196	(211,040)	(201,961)	(192,256)	(192,199)	(184,798)	(174,806)	(168,609)
Cash Dividends Declared per Common
Shares	$0	0	0	0	0	0	0	0

Additional Disclosure for Venture Issuers Without Significant Revenue

The business of the Company entails significant risks, and an investment in the securities of the Company should be considered highly speculative. An investment in the securities of the Company should only be undertaken by persons who have sufficient financial resources to enable them to assume such risks. The following is a general description of all material risks, which can adversely affect the business and in turn the financial results, ultimately affecting the value of an investment the Company.

We Have A History Of Operating Losses And We May Have Operating Losses And A Negative Cash Flow In the Future

We Need Additional Financing To Meet Our Current And Future Capital Needs And We May Not Be Able To Secure That Financing

Our Auditors Have Indicated That U.S. Reporting Standards Would Require Them To Raise A Concern About The Company’s Ability To Continue As A Going Concern

We Have Only Limited Experience As A Public Reporting Company Which May Place Significant Demands On Our Operations

The Company’s Inability To Attract And Retain New Personnel Could Inhibit Our Ability To Grow Or Maintain Our Operations

There Is Only A Limited Market For Our Common Shares

The Price Of Our Common Shares May Be Volatile Which Could Result In Substantial Losses For Individual Shareholders

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements.

Table of Contractual Obligations

No contractual arrangements exist.

Critical Accounting Estimates

There are no critical accounting estimates.

Changes in Accounting Policies

There have been no changes in accounting policies.